UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014
OR

☐	TRANSITION REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 1-4879
DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
(Full title of the plan)
Diebold, Incorporated 5995 Mayfair Road PO Box 3077, North Canton, Ohio 44720-8077

(Name of issuer of the securities held by the plan and the address of its principal executive office)

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
Annual Report Index
December 31, 2014 and 2013

The following financial statements and other information of Diebold, Incorporated 401(k) Savings Plan are included herewith:

•	Statements of Net Assets Available for Benefits as of December 31, 2014 and 2013;

•	Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2014;

•	Notes to Financial Statements
The following supplemental schedule of Diebold, Incorporated 401(k) Savings Plan included in the Annual Report of the Plan on Form 5500 filed with the Department of Labor as of December 31, 2014 is included herewith:

•	Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2014

All other supplemental schedules and notes for which provision is made in the applicable rules and regulations of the Department of Labor Regulations are not required under the related instructions or are inapplicable and, therefore, have been omitted.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
Table of Contents

Report of Independent Registered Public Accounting Firm

The Plan Administrator and Participants
Diebold, Incorporated 401(k) Savings Plan
North Canton, Ohio

We have audited the accompanying statements of net assets available for benefits of Diebold, Incorporated 401(k) Savings Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014, and the related notes to financial statements. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013 and the changes in net assets available for benefits for the year ended December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but includes information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ BOBER, MARKEY, FEDOROVICH & COMPANY
BOBER, MARKEY, FEDOROVICH & COMPANY
Akron, Ohio

June 26, 2015

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
Statements of Net Assets Available for Benefits
December 31, 2014 and 2013

	December 31,
	2014	2013

Investments, at fair value	$471,809,924	$521,849,777
Receivables
Notes receivable - participant	11,138,518	12,090,299
Contribution receivable - participant	1,126,178	1,078,956
Contribution receivable - employer	459,923	469,222
Total receivables	12,724,619	13,638,477
Net assets available reflecting investments at fair value	484,534,543	535,488,254

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(896,601)	(518,108)
Net assets available for benefits	$483,637,942	$534,970,146

See accompanying notes to financial statements.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits
For the year ended December 31, 2014

Additions
Contributions:
Participant	$22,514,664
Employer	8,904,085
Rollover	18,935,768
Total contributions	50,354,517
Investment income
Interest and dividends	17,720,950
Net appreciation in the fair value of investments	16,810,515
Interest income, notes receivable - participant	445,099
Total investment income	34,976,564
Other additions	64,988
Total additions	85,396,069

Deductions
Benefits paid to participants	132,770,927
Administrative expenses	64,080
Assets transferred from plan	3,893,266
Total deductions	136,728,273
Net decrease during the year	(51,332,204)

Net assets available for benefits
Beginning of year	534,970,146
End of year	$483,637,942

See accompanying notes to financial statements.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2014 and 2013

(1)	Description of the Plan

The following brief description of the Diebold, Incorporated 401(k) Savings Plan (the Plan), as amended and restated effective as of January 1, 2010, provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

(a) General

The Plan was established as a defined contribution plan effective as of April 1, 1990 by Diebold, Incorporated (the Employer or the Company). The Plan consists of two distinct components. The first component is the profit sharing portion, including cash or deferred arrangement, intended to be qualified under Section 401(k) of the Internal Revenue Code (IRC), which consists of all plan assets and funds, except for plan assets and funds invested in Diebold, Incorporated common stock. The second component of the Plan is the Employee Stock Ownership Plan (ESOP), which consists solely of all plan assets and funds invested in Diebold, Incorporated common stock. By establishing an ESOP within the Plan, the participants can receive their cash dividends from Diebold, Incorporated common stock directly, if desired, and the Employer can take a corresponding tax deduction. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan covers substantially all U.S. employees of the Employer and its domestic subsidiaries. The Plan does not cover certain categories of part-time, temporary and intern employees or employees covered by a collective bargaining agreement.

Effective October 1, 2013, the Plan was amended to change its trustee to Bank of America, N.A and transferred all participant accounts from the previous trustee, Vanguard Fiduciary Trust Company.

(b) Contributions

For the year ended December 31, 2014, the Plan allowed each participant to voluntarily contribute from one to fifty percent (in one percent increments) of pre-tax compensation, but not in excess of the maximum amount permitted by the IRC. The Plan also allowed employees aged 50 and older to elect to make additional catch-up contributions subject to certain limitations under the IRC.

Effective January 1, 2014, the Employer Basic Matching Contribution for employees hired before July 1, 2003 increased from 30 percent to 60 percent of a participant’s pre-tax contributions during each payroll period up to six percent of the participant’s compensation in such payroll period. This change resulted from a freeze in benefits in the Retirement Plan for Salaried Employees and, therefore, all participants began receiving equal Employer Basic Matching in 2014.

The Employer match is determined by the Employer's Board of Directors. As of the last day of each Plan year, the Employer calculates the amount of the Basic Matching Contribution that would be contributed on behalf of each participant for that Plan year if the Basic Matching Contribution were calculated and contributed on an annual basis rather than during each payroll period. The Employer contributes to the Trust Fund, as of the last day of the Plan year, any additional amount necessary to increase the Basic Matching Contribution for each participant to the amount of the Basic Matching Contribution as calculated on an annual basis. The additional Basic Matching Contribution receivable calculated on an annual basis was $18,078 and $31,014 as of December 31, 2014 and 2013, respectively.

At the end of any Plan Year, the Employer, at its discretion, may determine that an Additional Matching Contribution be made for the next succeeding Plan year. The amount of any Additional Matching Contribution shall be determined solely by action of the Employer's Board of Directors. There were no Additional Matching Contributions made on behalf of any plan participants in 2014.

(c) Participants' Accounts

Each participant directs his or her contributions, as well as any Employer matching contributions, into any of several investment funds within the Plan with a minimum investment in any fund of one percent. Participants' accounts are valued on a daily basis. The Plan utilizes cash equivalents to temporarily hold monies pending settlement for transactions initiated by a participant, contributions received not yet allocated or the value of any distributions payable from the trust.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2014 and 2013

(d) Vesting

All participant's pre-tax contributions and earnings are immediately vested and non-forfeitable. For employees hired before July 1, 2003, the Employer's contributions and earnings are immediately vested and non-forfeitable. For employees hired on or after July 1, 2003, the Employer's contributions and earnings are vested in accordance with the following schedule: less than three years service, zero percent; three or more years of service, 100 percent.

(e) Distribution of Benefits

Upon termination of service with the Employer or a participating affiliate, a participant may elect to receive his or her total vested account balance in a lump sum payment, defer receipt until his/her retirement date, or make a direct rollover to a qualified plan if such total account balance exceeds $5,000. If the vested account balance does not exceed $5,000, the participant may elect to receive his or her total account balance in a lump sum payment or make a direct rollover to a qualified plan. If the account balance is greater than $1,000 and the participant does not elect one of the noted options, the Plan Administrator (the Administrator) will pay the distribution in a direct rollover to the individual retirement annuity plan designated by the Administrator. If the account balance is $1,000 or less and the participant does not make a distribution election, the funds are distributed in the form of a cash lump sum. The Administrator or its designee shall make such determination on a periodic basis, at least annually. For any funds invested in the Diebold Company Stock Fund, the participant may make an election to receive cash or the Employer's common stock.

(f) Notes Receivable - Participant

Loan transactions are treated as transfers between the various funds and the Loan Fund. Under the terms of the Plan, active participants of the Plan may borrow against their total account balance except for their balance in the Retiree Medical Funding Account. The minimum amount of any loan is $1,000 and the maximum is $50,000 or 50 percent of a participant's current vested balance, whichever is less. The loans are secured by the balance in the participant's account. Loan payments, which include principal and interest, are made through equal payroll deductions over the loan period of one to five years. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a taxable distribution, the participant loan balance is reduced and a benefit payment is recorded.

Interest charged, which is based on the prime interest rate plus one percent as of the loan effective date, is determined by the Employer and ranged from 4.25 percent to 9.25 percent at December 31, 2014 and 2013.

(g) Withdrawals

A financial hardship provision is available, enabling a participant to withdraw an amount to cover an immediate financial need.

(h) Expenses

All costs and expenses incident to the administration of the Plan are paid by the Administrator, or at the discretion of the Administrator, paid from the assets of the Plan, except for loan processing and administration fees associated with the Loan Fund and fees associated with the managed account program, which are both borne by the individual participants.

(i) Forfeited Accounts

At December 31, 2014 and 2013, forfeited unvested accounts totaled $98,688 and $58,274, respectively. These accounts are used to reduce future employer contributions or administrative fees. The Employer used $598,318 from the forfeited unvested accounts to offset contributions for the year ended December 31, 2014.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2014 and 2013

(2)	Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements have been prepared on an accrual basis in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The Administrator has evaluated subsequent events through the date the Plan financial statements are issued. There were no significant subsequent events that have occurred which would require adjustments to or disclosure in the Plan financial statements.

(b) Recently Issued Accounting Guidance

In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share or Its Equivalent (ASU 2015-07). The amendments in this update remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. The amendments also remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. The standard is effective for the Plan on December 15, 2015, with early adoption permitted. The adoption of this update is not expected to have a material impact on the financial statements of the Plan.

(c) Investment Valuation and Investment Income

The Plan's investments are stated at fair value as of the last business day of the Plan year. Shares of registered investment companies are valued at quoted market prices. The Plan holds cash and cash equivalents as of December 31, 2013 as a result of pending transactions, which are valued at the net asset value (NAV) of shares held by the Plan. The Plan's investment options include a collective investment trust of Diebold common shares in which the Company's defined contribution plans participate on a unit basis. Diebold common shares are traded on a national securities exchange and participation units in The Diebold Company Common Stock Fund are valued at the last reported sales price on the last business day of the plan year. The valuation per share of The Diebold Company Common Stock was $34.64 and $33.01 at December 31, 2014 and 2013, respectively. The valuation per unit of The Diebold Company Common Stock Fund was $11.85 and $11.31 at December 31, 2014 and 2013, respectively.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Realized and unrealized gains and losses derived from investment activities and are allocated among the individual accounts in proportion to their respective balances immediately preceding the valuation date and included in net appreciation in the fair value of investments. Realized gains and losses are calculated as the difference between the historical cost and the market value at either the end of the plan year or when sold.

(d) Notes Receivable - Participant

Participant loans are classified as notes receivable from participants and are measured at their unpaid principal balance plus any accrued interest. No allowance for credit losses has been recorded as of December 31, 2014 and 2013.

(e) Excess Contributions Payable

Amounts payable to participants for contributions in excess of amounts allowed by the IRS are recorded as a liability with a corresponding reduction to contributions. The Plan distributed the 2014 excess contributions to the applicable participants prior to June 15, 2015.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2014 and 2013

(f) Benefit Payments

Benefits are recorded when paid.

(g) Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in assets available for benefits during the reporting period. Actual results could differ from those estimates.

(h) Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

(3)	Investments

The following presents investments that represent five percent or more of the Plan's assets available for benefits as of December 31:

	2014		2013
	Number of	Fair	Number of	Fair
	Shares/Units	Value	Shares/Units	Value
Vanguard Institutional Index	323,769	$61,085,445	392,543	$66,449,715
Invesco Stable Value Retirement Trust	52,742,748	$53,639,349	64,684,114	$64,684,114
Vanguard PRIMECAP Fund	330,514	$35,216,263	353,717	$33,861,352
Diebold Company Stock Fund	2,966,349	$35,140,255	3,384,867	$38,272,687
Vanguard Total Bond Market Index Fund	2,753,516	$29,930,724	3,604,007	$38,058,315
T Rowe Price Blue Chip Growth Fund	407,843	$27,435,589	451,333	$29,156,123
Invesco Diversified Fund	1,463,293	$26,778,265	1,747,345	$29,582,551

All investments as of December 31, 2014 and 2013 are participant-directed.

At December 31, 2014 and 2013, the Plan has an interest in a fully benefit-responsive group annuity contract as part of the Invesco Stable Value Retirement Trust (the Invesco Trust) option established and maintained by Invesco National Trust Company (the Invesco Trustee), a national trust bank organized and existing under the laws of the United States.

The crediting rate of the contract resets every quarter based on the performance of the underlying investment portfolio. To the extent that the Invesco Trust has unrealized gains and losses (that are accounted for, under contract value accounting, through the value of the synthetic contract), the interest crediting rate may differ from then-current market rates. An investor currently redeeming Invesco units may forgo a benefit, or avoid a loss, related to a future crediting rate different from then-current market rates. Investments in mutual funds and bond trusts are valued at the net asset value of each fund or trust determined as of the close of the New York Stock Exchange (generally 4 p.m., Eastern time) on the valuation date.

The average yield earned by the Invesco Trust for fully benefit-responsive investment contracts was 1.53 percent and 1.28 percent for the years ended December 31, 2014 and 2013, respectively. The average yield earned and paid to plan participants by the Invesco Trust was 1.59 percent and 1.27 percent for the years ended December 31, 2014 and 2013, respectively.

Certain events limit the ability of the Plan to transact with the issuer at contract value. These events include, but are not limited to, partial or complete legal termination of the Trust or a unit holder, tax disqualification of the Trust or unit holder,

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2014 and 2013

and certain Trust amendments if the issuer's consent is not obtained. As of December 31, 2014, the occurrence of an event outside the normal operation of the Trust that would cause a withdrawal from an investment contract is not considered to be probable.

In general, issuers may terminate the contract and settle at other than contract value if there is a change in the qualification status of participant, Employer, or Plan; a breach of material obligations under the contract and misrepresentation by the contract holder; or failure of the underlying portfolio to conform to the pre-established investment guidelines.

The Plan's investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated (depreciated) in value for the year ended December 31, 2014 as follows:

Balanced Funds	$3,854,050
Bond Funds	531,061
Diebold Company Stock Fund	1,989,984
Domestic Stock Funds	13,009,947
International Stock Funds	(4,229,524)
Common Collective Trusts	1,654,997
$16,810,515

(4)	Fair Value Measurements

The fair value framework requires the categorization of assets and liabilities into three levels based upon the     assumptions (inputs) used to value the assets or liabilities. Level 1 provides the most reliable measure of fair value,     whereas level 3 generally requires significant management judgment. The three levels are defined as follows:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2: Unadjusted quoted prices in active markets for similar assets or liabilities, unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active or inputs, other than quoted prices in active markets, that are observable either directly or indirectly.

Level 3: Unobservable inputs for which there is little or no market data.

Investments measured at fair value on a recurring basis are as follows:

	Fair Value at	Fair Value Measurements Using
	December 31, 2014	Level 1	Level 2
Cash and Cash Equivalents	$227,320	$227,320	$—
Balanced Funds	96,762,696	96,762,696	—
Bond Funds	51,956,670	51,956,670	—
Diebold Company Stock Fund	35,140,255	35,140,255	—
Domestic Stock Funds	184,153,376	184,153,376	—
International Stock Funds	31,858,960	31,858,960	—
Common Collective Trusts	71,710,647	—	71,710,647
Total	$471,809,924	$400,099,277	$71,710,647

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2014 and 2013

	Fair Value at	Fair Value Measurements Using
	December 31, 2013	Level 1	Level 2
Cash and Cash Equivalents	$6,970,519	$6,970,519	$—
Balanced Funds	91,038,994	91,038,994	—
Bond Funds	63,919,182	63,919,182	—
Diebold Company Stock Fund	38,272,687	38,272,687	—
Domestic Stock Funds	196,590,082	196,590,082	—
International Stock Funds	40,674,558	40,674,558	—
Common Collective Trusts	84,383,755	—	84,383,755
Total	$521,849,777	$437,466,022	$84,383,755

Assets valued using level 1 inputs in the table above represent assets from the Plan and are valued based on the number of shares in the funds using a closing price per share traded in an active market and also include cash and cash equivalents. Assets valued using level 2 inputs in the table above represent the Plan's investment in fully benefit-responsive investment contracts and a collective fund for qualified plans that approximates the risk and return of the S&P Midcap 400 Index. Investments in fully benefit-responsive investment contracts are valued at fair value by discounting the related cash flows based on current yields of similar investments with comparable durations. Investments in money market funds are valued at the NAV of shares held by the Plan.

During December 31, 2014 and 2013, there were no transfers between levels or changes in the methodologies used for assets measured at fair value.

(5)	Tax Status

The Internal Revenue Service (IRS) has determined and informed the Employer by a letter dated March 15, 2012, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the letter, the Administrator believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements. The current determination letter expires January 31, 2016 and the Employer is in the process of applying for an updated letter of determination.

(6)	Plan Termination

Although it has not expressed any intent to do so, the Employer reserves the right at any time, by action of its Board of Directors, to terminate the Plan or discontinue contributions thereto. In the event of Plan termination, participants would become 100 percent vested in their Employer contributions.

(7)	Party In Interest Transactions

The Pending Settlement Fund is designed to temporarily hold monies pending settlement for transactions initiated by the participant. The Merrill Lynch Bank Deposit Program is designed to temporarily hold monies related to contributions received not yet allocated or the value of any distributions payable from the trust. The Diebold Company Stock Fund is designed primarily for investment in common stock of Diebold, Incorporated.

The previous trustee, Vanguard Fiduciary Trust Company, served as the fund manager for various funds held by the Plan during 2013.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2014 and 2013

(8)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements as December 31, 2014 and 2013 to the Form 5500:

	2014	2013
Net assets available for benefits per the financial statements	$483,637,942	$534,970,146
Loan balances deemed for distribution for Form 5500 reporting purposes	(82,000)	(425,624)
Adjustment from contract value to fair value for fully-responsive investment contracts	896,601	518,108
Net assets available for benefits per the Form 5500	$484,452,543	$535,062,630

The following is a reconciliation of the net change in Plan assets per the financial statements for the years ended December 31, 2014 to the Form 5500:

Net change in Plan assets, per the financial statements	$(51,332,204)
Deemed distributions of defaulted notes	343,624
Impact of reflecting fully benefit-responsive contracts at fair value on Form 5500	378,493
Net change in Plan assets per the Form 5500	$(50,610,087)

(9)	Plan Amendment - Voluntary Early Retirement Program

On October 31, 2013, the Plan was amended for the purpose of implementing a Voluntary Early Retirement Program (VERP) for Plan associates who are also participants in the Diebold, Incorporated Retirement Plan for Salaried Employee (the Pension Plan). The VERP allowed Pension Plan participants to voluntarily roll over their lump sum distribution from the Pension Plan into the 401(k) Plan. The amendment was effective October 1, 2013.

(10)	Transfer of Assets out of Plan

The Company divested Diebold Eras, Incorporated in the second quarter of 2014. As a result, $3,893,266 of investments and loans were transferred out of the Plan in the year ending December 31, 2014.

(11) Subsequent Event

Effective July 1, 2015, the Plan was amended to increase the automatic contribution election for eligible new participants from three percent to six percent. Participants that do not make an affirmative contribution election will receive an annual notice explaining the automatic election and their right to modify the election.

DIEBOLD, INCORPORATED 401(K) SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014
EIN: 34-0183970
PLAN NUMBER: 012

(a)	(b)	(c)		(d)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/Units	Cost	Current Value
	Allianzgi International Value Fund	Registered Investment Company	642,168	**	$13,780,916
	American Balanced Fund	Registered Investment Company	493,188	**	12,216,263
	Calamos International Fund	Registered Investment Company	951,610	**	16,015,597
	Invesco Diversified Fund	Registered Investment Company	1,463,293	**	26,778,265
	Janus Triton Fund	Registered Investment Company	259,807	**	6,144,433
	John Hancock Disciplined Fund	Registered Investment Company	600,037	**	11,982,738
	Loomis Sayles Bond Fund	Registered Investment Company	1,485,229	**	15,510,643
	Loomis Sayles Small Cap Value Fund	Registered Investment Company	449,975	**	22,025,946
	Oppenheimer Developing Markets Fund	Registered Investment Company	58,826	**	2,062,447
	T Rowe Price Blue Chip Growth Fund	Registered Investment Company	407,843	**	27,435,589
	Vanguard Institutional Index	Registered Investment Company	323,769	**	61,085,445
	Vanguard PRIMECAP Fund	Registered Investment Company	330,514	**	35,216,263
	Vanguard Target Retirement 2010 Fund	Registered Investment Company	34,608	**	910,889
	Vanguard Target Retirement 2015 Fund	Registered Investment Company	435,371	**	6,656,819
	Vanguard Target Retirement 2020 Fund	Registered Investment Company	416,008	**	11,839,594
	Vanguard Target Retirement 2025 Fund	Registered Investment Company	1,014,003	**	16,761,467
	Vanguard Target Retirement 2030 Fund	Registered Investment Company	393,496	**	11,427,132
	Vanguard Target Retirement 2035 Fund	Registered Investment Company	673,048	**	12,007,182
	Vanguard Target Retirement 2040 Fund	Registered Investment Company	269,214	**	8,011,800
	Vanguard Target Retirement 2045 Fund	Registered Investment Company	478,315	**	8,920,568
	Vanguard Target Retirement 2050 Fund	Registered Investment Company	172,938	**	5,122,415
	Vanguard Target Retirement 2055 Fund	Registered Investment Company	29,519	**	944,005
	Vanguard Target Retirement 2060 Fund	Registered Investment Company	2,628	**	74,102
	Vanguard Target Retirement Income Fund	Registered Investment Company	144,885	**	1,870,460
	Vanguard Total Bond Market Index Fund	Registered Investment Company	2,753,516	**	29,930,724
	Invesco Stable Value Retirement Trust	Common / Collective Trust	52,742,748	**	53,639,349
	Northern Trust S&P 400 Index Fund	Common / Collective Trust	82,892	**	18,071,298
*	Diebold Company Stock Fund	Company Stock Fund	2,966,349	**	35,140,255
*	Merrill Lynch Bank Deposit Program	Cash and Cash Equivalents	—	225,145	225,145
*	Pending Settlement Fund	Cash and Cash Equivalents	—	2,175	2,175
*	Participant Loans	1 – 5 years; 4.25% to 9.25%	—	***	11,138,518
					$482,948,442

* Party-in-interest
** Information not required pursuant to instructions to Form 5500 for participant-directed funds
*** The cost of participant loans is $0 based upon instructions for the Form 5500 Schedule H Line 4i

Signatures

Diebold, Incorporated 401(k) Savings Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Committee of Diebold Incorporated, the Administrator of the Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN

Date: June 26, 2015	By: /s/ Christopher A. Chapman
Christopher A. Chapman
Senior Vice President and Chief Financial Officer
(Principal Financial Officer)

DIEBOLD, INCORPORATED
Form 11-K
INDEX TO EXHIBITS

EXHIBIT NO.
Consent of Bober, Markey, Fedorovich & Company, Independent Registered Public Accounting Firm	23.1